Exhibit 99.1

For Immediate Release

BCE and PSP Investments Announce Strategic Partnership to Create Network FiberCo

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release.

MONTRÉAL, May 8, 2025 – BCE Inc. (TSX: BCE) (NYSE: BCE), Canada’s largest communications company1, and Public Sector Pension Investment Board (PSP Investments), one of Canada’s largest pension investors, today announced the formation of Network FiberCo, a long-term strategic partnership to accelerate the development of fibre infrastructure through Ziply Fiber, in underserved markets in the United States.

As a premier wholesale network provider, Network FiberCo will be focused on last-mile fibre deployment outside of Ziply Fiber’s incumbent service areas, enabling Ziply Fiber to potentially reach up to 8 million total fibre passings.

PSP Investments has agreed to a potential commitment in excess of US$1.5 billion.

Leadership Perspectives

“Today’s announcement represents a pivotal step in BCE’s fibre growth strategy. By bringing PSP Investments’ financial resources and acumen to Ziply Fiber, we are creating a scalable, capital-efficient platform to fund U.S. fibre footprint expansion. This strategic partnership will improve free cash flow generation and strengthen EBITDA accretion over the long term, reinforcing our commitment to delivering long-term value for shareholders while maintaining financial discipline.”

-	Mirko Bibic, President and CEO, BCE and Bell Canada

“PSP Investments is pleased to partner with BCE, a long-standing Canadian champion of innovation and connectivity, to support the development of fibre infrastructure in Ziply Fiber’s target markets, which benefit from secular tailwinds. This commitment by PSP Investments will generate inflation linked and downside protected returns, which will contribute to fulfilling our mission to support the retirement of people who protect and serve Canada. PSP Investments has been an investor in Ziply Fiber, and this partnership, leveraging our global infrastructure experience, aligns perfectly with our strategy and strengthens our diversified portfolio.”

-	Deborah Orida, President and Chief Executive Officer, PSP Investments

“This strategic partnership aligns perfectly with Ziply Fiber’s mission to improve connectivity in the communities we serve. We’re combining our operational expertise with BCE’s scale and PSP Investments’ financial strength to accelerate fibre deployment, enhance customer experiences, and drive sustainable growth.”

-	Harold Zeitz, CEO, Ziply Fiber

Key Highlights of the Strategic Partnership

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Ownership Structure: BCE through Ziply Fiber will hold a 49% equity stake in Network FiberCo, with PSP Investments owning 51% through its High Inflation Correlated Infrastructure Portfolio (HICI), contingent on closing of BCE’s acquisition of Ziply Fiber.

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Fibre Expansion Goals: Network FiberCo will develop approximately 1 million fibre passings in Ziply Fiber’s existing states and will target development of up to 5 million additional passings, which will enable Ziply Fiber to reach up to 8 million total fibre passings.

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Optimized Capital Efficiency: Network FiberCo will have its own non-recourse debt financing, which is anticipated to be the majority of its capital over time. BCE and PSP Investments will proportionately fund equity required by Network FiberCo to support fibre expansion.

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Complementary Skill Set: The operational capabilities of BCE combined with PSP Investments’ significant infrastructure investing experience will enable Network FiberCo to capture the substantial growth anticipated and deliver the target fibre passing for Ziply Fiber.

Strategic Rationale

The U.S. fibre broadband market represents a transformative growth opportunity, with penetration rates well below Canada’s and efficient construction costs enabling large-scale deployment. Network FiberCo’s scalable platform supports both organic fibre expansion and potential acquisitions while enhancing returns through its capital-efficient structure.

Driving Sustainable Growth

BCE’s proposed acquisition of Ziply Fiber marks a strategic entry into the U.S. broadband market, securing a leading management team and operating platform with significant long-term growth potential. This disciplined reinvestment unlocks value through an expanded and diversified fibre footprint while benefiting from economies of scale.

Ziply Fiber has achieved significant fibre broadband subscriber growth and adjusted EBITDA growth in 2024, validating the strategic rationale and demonstrating its ability to generate meaningful and sustainable long-term cash flow.

Ownership and Operations

Upon, and contingent on, close of the previously announced acquisition of Ziply Fiber, BCE will assume 100% ownership of Ziply Fiber’s existing operations. Ziply Fiber, as a BCE subsidiary, will continue to operate its existing network and execute its in-footprint fibre-to-the-home build strategy. Ziply Fiber will become a long-term partner to Network FiberCo, jointly owned by PSP Investments and BCE, as the exclusive Internet service provider to locations passed by Network FiberCo.

Additional Transaction Details

The transaction is expected to close in the second half of 2025, subject to customary closing conditions and the closing of BCE’s previously announced acquisition of Ziply Fiber.

Analyst Call Details

BCE will hold a conference call with the financial community at 8:00 AM ET today, May 8, 2025 to discuss its Q1 2025 results and speak to the Network FiberCo strategic partnership. Media are welcome to participate on a listen-only basis. To participate, please dial toll-free 1-844-933-2401 or 647-724-5455. A replay will be available until midnight on June 8, 2025 by dialing 1-877-454-9859 or 647-483-1416 and entering passcode 7485404. A live audio webcast of the conference call will be available on BCE’s website at BCE Q1-2025 conference call.

About BCE

BCE is Canada’s largest communications company1, providing advanced Bell broadband wireless, Internet, TV, media and business communication services. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace leadership initiatives throughout the country. To learn more, please visit Bell Let’s Talk.

About PSP Investments

The Public Sector Pension Investment Board (PSP Investments) is one of Canada’s largest pension investors with C$264.9 billion of net assets under management as of 31 March 2024. It manages a diversified global portfolio composed of investments in capital markets, private equity, real estate, infrastructure, natural resources, and credit investments. Established in 1999, PSP Investments manages and invests amounts transferred to it by the Government of Canada for the pension plans of the federal public service, the Canadian Forces, the Royal Canadian Mounted Police and the Reserve Force. Headquartered in Ottawa, PSP Investments has its principal business office in Montréal and offices in New York, London and Hong Kong. For more information, visit investpsp.com or follow us on LinkedIn.

Media inquiries

Bell

Ellen Murphy

media@bell.ca

PSP Investments

Charles Bonhomme

+1 438 465-1260

media@investpsp.ca

Investor inquiries

Richard Bengian

richard.bengian@bell.ca

1 Based on total revenue and total combined customer connections.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements, including statements relating to the formation of Network FiberCo, a long-term strategic partnership to accelerate the development of fibre infrastructure through Northwest Fiber Holdco, LLC (doing business as Ziply Fiber (Ziply Fiber)) in underserved markets in the United States, the expected timing and completion thereof, certain potential benefits expected to result from the formation of the strategic partnership, such as the future deployment of targeted fibre passings, the expected funding of the strategic partnership, the expected improvement in BCE’s free cash flow generation and adjusted EBITDA accretion over the long term, as well as long-term value creation for BCE shareholders, the proposed acquisition of Ziply Fiber and certain potential benefits expected to result from such acquisition, Ziply Fiber’s expected long-term cash flow generation, BCE’s and Ziply Fiber’s growth prospects, business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts.

All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. The timing and completion of the transaction relating to the formation of the strategic partnership are subject to the closing of the pending acquisition of Ziply Fiber, as well as customary closing conditions and other risks and uncertainties which may affect its completion, terms or timing. Accordingly, there can be no assurance that the transaction relating to the formation of the strategic partnership will occur, or that it will occur on the terms and conditions, or at the time, contemplated in this news release. The transaction relating to the formation of the strategic partnership could be modified, restructured or terminated. There can also be no assurance that the potential benefits expected to result from the formation of the strategic partnership will be realized. In addition, the timing and completion of the pending acquisition of Ziply Fiber are subject to customary closing conditions, termination rights and other risks and uncertainties, including relevant regulatory approvals, which may affect its completion, terms or timing and, accordingly, there can be no assurance that the acquisition of Ziply Fiber will occur, or that it will occur on the terms and conditions, or at the time, currently contemplated, or that certain potential benefits expected to result from the proposed acquisition will be realized.

For additional information on assumptions and risks underlying certain of our forward-looking statements made in this news release, please consult BCE’s 2024 Annual MD&A dated March 6, 2025, BCE’s 2025 First Quarter MD&A dated May 7, 2025, and BCE’s news release dated May 8, 2025 announcing its financial results for the first quarter of 2025, filed with the Canadian provincial securities regulatory authorities (available at sedarplus.ca) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

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